FAIRFAX  News Release
Stock Symbol: FFH.SV (TSX); FFH (NYSE)
TORONTO, March 31, 2006
FAIRFAX FILES ANNUAL REPORT
SCHEDULES ANNUAL MEETING
Fairfax Financial Holdings Limited (TSX:FFH.SV) (NYSE:FFH) announced today that it has filed its annual report with Canadian securities regulators and a copy is available on its website at www.fairfax.ca. Fairfax has rescheduled its annual meeting to 9:30 a.m. on May 11, 2006 in the Glenn Gould Studio at the Canadian Broadcasting Centre, 250 Front Street West in Toronto.
Fairfax Financial Holdings Limited is a financial services holding company which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance, investment management and insurance claims management.

For further information contact:     Greg Taylor, Chief Financial Officer, at (416) 367-4941
FAIRFAX FINANCIAL HOLDINGS LIMITED
95 Wellington Street West, Suite 800, Toronto Ontario M5J 2N7 Telephone 416/367 4941 Telecopier 367 4946